Exhibit 99.1

Navios Maritime Partners L.P.

Reports Financial Results for the First Quarter Ended March 31, 2012

•	Cash distribution of $0.44 per unit for Q1 2012

•	11.7% increase in quarterly Operating Surplus to $29.6 million

•	13.6% increase in quarterly EBITDA to $36.8 million

PIRAEUS, GREECE, April 26, 2012 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the first quarter ended March 31, 2012.

Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “I am pleased with our results for the first quarter of 2012. For the quarter, operating surplus increased by about 12% and net income by about 2%. We recently declared a distribution of $.44 per unit for the quarter, representing an annual distribution of $1.76 and a current yield of 11.2%.”

Ms. Frangou continued, “Although the market has been difficult in the past few years, we have been able to increase distributions and believe we will be able to continue increasing distributions by growing our fleet. In addition to drop downs and option exercises we have used in the past, we have vigilantly monitored opportunities in the dry bulk sales and purchase market. Asset values have recently begun to rationalize, and we believe there may be opportunities for Navios Partners in the current sales and purchase market.”

RECENT DEVELOPMENTS

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the first quarter of 2012 of $0.44 per unit. The cash distribution is payable on May 14, 2012 to unitholders of record on May 10, 2012.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 3.6 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 96.6% of its available days for 2012, 79.3% for 2013 and 44.7% for 2014, generating revenues of approximately $192.6 million, $159.1 million and $99.5 million, respectively. The average contractual daily charter-out rate for the fleet is $30,266, $30,551 and $33,875 for 2012, 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels is $13,513 for 2012.

Navios Partners has insured its charter-out contracts for credit default through a “AA” rated European Union insurance company.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three month periods ended March 31, 2012 and 2011. The quarterly 2012 and 2011 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $ ‘000 except per unit data)	Three Month Period ended March 31, 2012 (unaudited)	Three Month Period ended March 31, 2011 (unaudited)
Revenue	$47,987	$42,804
Net income	$16,937	$16,600
EBITDA	$36,785	$32,430
Earnings per Common unit (basic and diluted)	0.30	0.35
Operating Surplus	$29,590	$26,518
Maintenance and Replacement Capital expenditure reserve	$(4,461)	$(4,343)

Three month periods ended March 31, 2012 and 2011

Time charter revenues for the three month period ended March 31, 2012 increased by $5.2 million or 12.1% to $48.0 million, as compared to $42.8 million for the same period in 2011. The increase was mainly attributable to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011. As a result of these vessel acquisitions, available days of the fleet increased to 1,576 days for the three month period ended March 31, 2012, as compared to 1,407 days for the three month period ended March 31, 2011. The increase in revenue was off-set by scheduled off-hires of two owned vessels due to drydocking which resulted in $1.6 million of lost hire. The time charter equivalent (“TCE”) decreased to $29,978 for the three month period ended March 31, 2012, from $30,422 for the three month period ended March 31, 2011.

EBITDA increased by $4.4 million to $36.8 million for the three month period ended March 31, 2012, as compared to $32.4 million for the same period of 2011. The increase in EBITDA was due mainly to a $5.2 million increase in revenue following the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011 and a $0.7 million increase in other income. The above increase was partially off-set by a $1.2 million increase in management fees, a $0.1 million increase in general and administrative expenses and a $0.2 million increase in time charter expenses as a result of the increased number of vessels in Navios Partners’ fleet.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended March 31, 2012 and 2011 was $4.5 million and $4.3 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended March 31, 2012 of $29.6 million, as compared to $26.5 million for the three month period ended March 31, 2011. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended March 31, 2012 amounted to $16.9 million compared to $16.6 million for the three months ended March 31, 2011. The increase in net income by $0.3 million was due to a $4.4 million increase in EBITDA partially off-set by: (i) a $0.1 million decrease in interest income; (ii) a $0.8 million increase in interest expense and finance cost, net; and (iii) a $3.2 million increase in depreciation and amortization expense due to the acquisitions of the Navios Orbiter and the Navios Luz and the favorable lease terms recognized in relation to these acquisitions.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three month periods ended March 31, 2012 and 2011.

	Three Month Period ended March 31, 2012	Three Month Period ended March 31, 2011
	(Unaudited)	(Unaudited)
Available Days (1)	1,576	1,407
Operating Days (2)	1,574	1,364
Fleet Utilization (3)	99.88%	96.94%
Time Charter Equivalent (per day) (4)	$29,978	$30,422
Vessels operating at period end	18	16

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charters Equivalents (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Thursday, April 26, 2012 to discuss the results for the first quarter ended March 31, 2012.

Conference Call details:

Call Date/Time: Thursday, April 26, 2012 at 08:30 am ET

Call Title: Navios Partners Q1 2012 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 7385 9813

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 7385 9813

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 7:45 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations Contact:

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars except unit data)

	March 31, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$33,496	$48,078
Restricted cash	1,035	8,468
Accounts receivable, net	3,648	4,835
Prepaid expenses and other current assets	400	2,177

Total current assets	38,579	63,558

Vessels, net	659,043	667,213
Deferred financing costs, net	2,328	2,466
Other long term assets	526	106
Intangible assets	167,601	176,581

Total non-current assets	829,498	846,366

Total assets	$868,077	$909,924

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$1,640	$2,022
Accrued expenses	2,843	2,986
Deferred voyage revenue	10,319	10,920
Current portion of long-term debt	9,650	36,700
Amounts due to related parties	7,872	4,077

Total current liabilities	32,324	56,705

Long-term debt	281,425	289,350
Deferred voyage revenue	2,581	4,230

Total non-current liabilities	284,006	293,580

Total liabilities	316,330	350,285

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (54,509,163 and 46,887,320 units issued and outstanding at March 31, 2012 and December 31, 2011, respectively)	544,195	729,550

Subordinated Unitholders (0 and 7,621,843 units issued and outstanding at March 31, 2012 and December 31, 2011)	—	(177,969)

General Partner (1,132,843 units issued and outstanding at March 31, 2012 and December 31, 2011, respectively)	1,470	1,976

Subordinated Series A Unitholders (1,000,000 units issued and outstanding at March 31, 2012 and December 31, 2011)	6,082	6,082

Total partners’ capital	551,747	559,639

Total liabilities and partners’ capital	$868,077	$909,924

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period ended March 31, 2012 (unaudited)	Three Month Period ended March 31, 2011 (unaudited)
Time charter revenues	$47,987	$42,804
Time charter expenses	(3,215)	(2,951)
Direct vessel expenses	(12)	(18)
Management fees	(7,234)	(6,048)
General and administrative expenses	(1,285)	(1,183)
Depreciation and amortization	(17,150)	(14,033)
Interest expense and finance cost, net	(2,812)	(2,029)
Interest income	126	250
Other income	558	12
Other expense	(26)	(204)

Net income	$16,937	$16,600

Earnings per unit:

	Three Month Period ended March 31, 2012 (unaudited)	Three Month Period ended March 31, 2011 (unaudited)
Net income	$16,937	$16,600
Earnings attributable to:
Common unit holders	16,598	14,623
Subordinated unit holders	—	1,645
General partner unit holders	339	332
Subordinated Series A unit holders	—	—

Weighted average units outstanding (basic and diluted):
Common unit holders	54,509,163	41,779,404
Subordinated unit holders	—	7,621,843
General partner unit holders	1,132,843	1,028,599
Subordinated Series A unit holders	1,000,000	1,000,000

Earnings per unit-overall (basic and diluted):
Common unit holders	$0.30	$0.35
Subordinated unit holders	$—	$0.22
General partner unit holders	$0.30	$0.32

Subordinated Series A unit holders	$—	$—

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Three Month Period Ended March 31, 2012 (unaudited)	Three Month Period Ended March 31, 2011 (unaudited)
OPERATING ACTIVITIES
Net income	$16,937	$16,600

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,150	14,033
Amortization of deferred financing cost	138	124
Amortization of deferred dry dock costs	12	18

Changes in operating assets and liabilities:
Increase in restricted cash	(1)	(1)
Decrease/(increase) in accounts receivable	1,187	(1,752)
Decrease in prepaid expenses and other current assets	1,778	19
(Increase)/decrease in other long term assets	(433)	18
(Decrease)/increase in accounts payable	(382)	712
(Decrease)/increase in accrued expenses	(143)	255
Decrease in deferred voyage revenue	(2,250)	(3,010)
Increase in amounts due to related parties	3,795	4,257

Net cash provided by operating activities	37,788	31,273

FINANCING ACTIVITIES:
Cash distributions paid	(24,829)	(21,901)
Decrease in restricted cash	7,434	—
Repayment of long-term debt and payment of principal	(34,975)	(7,300)

Net cash used in financing activities	(52,370)	(29,201)

(Decrease)/increase in cash and cash equivalents	(14,582)	2,072

Cash and cash equivalents, beginning of period	48,078	51,278

Cash and cash equivalents, end of period	$33,496	$53,350

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$2,829	$1,809

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	March 2013	$12,500
				March 2014	$13,500
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	November 2012	$18,525
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(2)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Fantastiks	Capesize	2005	180,265	February 2014	$36,290
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(3)	Capesize	2010	179,132	September 2022	$29,356	(4)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(5)

Long-term Chartered-in Vessels
Navios Prosperity (6)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (7)	Panamax	2008	76,500	March 2013	$28,391

(1)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under new time charter.
(2)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(3)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer of the Navios Melodia pays Navios Partners directly.
(4)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(5)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(6)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.
(7)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended March 31, 2012 ($ ’000) (unaudited)	Three Month Period ended March 31, 2011 ($ ’000) (unaudited)
Net cash from operating activities	$37,788	$31,273
Net (decrease)/increase in operating assets	(2,531)	1,716
Net increase in operating liabilities	(1,020)	(2,214)
Net interest cost	2,686	1,779
Deferred finance charges	(138)	(124)

EBITDA(1)	$36,785	$32,430
Cash interest income	95	240
Cash interest paid	(2,829)	(1,809)
Maintenance and replacement capital expenditures	(4,461)	(4,343)

Operating Surplus	$29,590	$26,518
Cash reserves	(4,761)	(2,579)

Available cash for distribution	$24,829	$23,939

(1)

	Three Month Period ended March 31, 2012 ($ ’000) (unaudited)	Three Month Period ended March 31, 2011 ($ ’000) (unaudited)
Net cash provided by operating activities	$37,788	$31,273
Net cash used in financing activities	$(52,370)	$(29,201)